

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Ben Kohn
Chief Executive Officer
PLBY Group, Inc.
10960 Wilshire Blvd., Suite 2200
Los Angeles, CA 90024

>   **Re: PLBY Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 31, 2021**
>   **File No. 333-259213**

Dear Mr. Kohn:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Cara Wirth at (202) 551-7127 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: P. Michelle Gasaway, Esq.